P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

August 15, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Series Trust (the “Registrant”)
(File Nos. 033-00507; 811-04419)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing, via the EDGAR system, Post-Effective Amendment No. 119 under the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. 120 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act, for review and comment by the Staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(2), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective October 31, 2013. No fees are required in connection with this filing.

The purpose of the Amendment is to register a new series to the Registrant designated as Transamerica Multi-Manager Alternative Strategies VP, which will offer Initial and Service Class shares.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1825.

Very truly yours,

/s/ T. Gregory Reymann, II
T. Gregory Reymann, II
Vice President and Assistant General Counsel
Transamerica Asset Management, Inc.